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                                                             EXHIBIT 99(a)(1)(I)


NEWS
RELEASE

FOR MORE INFORMATION:
SUSAN LUNDAL, DIRECTOR OF COMMUNICATIONS                   FOR IMMEDIATE RELEASE
(248) 340-2109

                 GUARDIAN INDUSTRIES CORP. COMPLETES ACQUISITION
                    OF CAMERON ASHLEY BUILDING PRODUCTS, INC.


AUBURN HILLS, MICH. (June 12, 2000) -- Guardian Industries Corp. and its affiliate Builder Marts of America, Inc. (BMA) announced today that they have completed their tender offer and have accepted 8,272,386 shares of common stock of Cameron Ashley Building Products, Inc. Guardian will purchase these shares as soon as possible at the price of $18.35 per share, net to the seller in cash. The shares tendered represent approximately 93.66% of Cameron Ashley's total outstanding common stock. The applicable waiting periods under United States and Canadian law terminated prior to the completion of the offer as required.

Guardian intends to proceed promptly to complete the previously announced proposed merger with Cameron Ashley and to acquire the remaining untendered Cameron Ashley shares. The merger is expected to be completed by June 16, 2000. Cameron Ashley shareholders who did not tender their shares will receive $18.35 per share, net to the shareholder in cash, the same price paid to the tendering shareholders. Shareholders who did not tender will receive instructions on exchanging their shares shortly after the merger is completed.

"Completion of the Cameron Ashley merger affords Guardian another step forward in our evolving distribution and e-business strategy," said David Clark, chairman of Guardian's Building Materials Group, which includes BMA and Guardian Fiberglass, Inc. "We look forward to working with Cameron Ashley and its employees as well as to the continued success of this initiative." Clark was pleased with the strong stockholder response to the tender offer.

Duane Faulkner, president of Guardian's Building Materials Group, stated that "the addition of the Cameron and Ashley businesses to the group accomplishes a major milestone for our long term business strategy. The business synergies that exist between the companies are significant. In addition to business-to-business electronic commerce opportunities, the merger adds warehouse distribution to our product and service mix and strengthens our overall buying power in the industry. All of our customers will benefit."

Guardian Fiberglass holds an equity position in Builder Marts of America, the largest non-cooperative buying group of lumber, building materials, millwork and hardlines in the United States. Headquartered in Greenville, BMA's 1999 annualized sales totaled $1.1 billion.

Cameron Ashley is a distributor of a broad line of building products that are used principally in home improvement, remodeling and repair work and in new residential construction. The


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company distributes its products to independent building material dealers, professional builders, large contractors and mass merchandisers through a network of more than 160 branches located throughout the United States and Canada. Product lines include roofing, millwork, pool and patio enclosure materials, insulation, siding, steel products, industrial metals and a variety of other building materials.

Guardian Industries Corp. is a privately-owned multinational corporation based in Auburn Hills, Michigan. Together Guardian and its subsidiaries and affiliates constitute one of the largest global manufacturers of float glass and fabricated glass products for the commercial and residential construction industries and are a leading supplier of vehicle glass and exterior trim systems to the global automotive industry. Guardian Fiberglass, a Guardian subsidiary, is one of the largest manufacturers of fiberglass in the world and occupies a significant and growing position in the building materials distribution business. Guardian, its subsidiaries and affiliates employ 15,000 people and operate facilities in 17 countries on five continents.


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